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          Grey Advertising Inc. and Consolidated Subsidiary Companies
 Exhibit - Statement Re: Computation of Net Income Per Common Share (unaudited)

                                      For the three months ended March 31,
                                              1994             1993
                                        ---------------    ------------
PRIMARY
 Average shares
 outstanding(1)                            1,268,090          1,247,300

 Net effect of dilutive stock
 options - based on the treasury
 stock method using average
 market price                                 18,232             12,173
                                        --------------     ------------
       TOTAL                               1,286,322          1,259,473
                                        ==============     ============

Net Income                                $3,210,000         $3,227,000
Less:   Effect of dividend
        requirements and the
        change in the redemption
        value of redeemable
        preferred stock                     (145,000)           (29,000)

                                        --------------     ------------
NET EARNINGS USED IN COMPUTATION           3,065,000          3,198,000
                                        ==============     ============
Per share amount                               $2.38              $2.54
                                        ==============     ============

FULLY DILUTED
     Average shares outstanding(1)         1,268,090          1,247,300

     Net effect of dilutive stock
     options - based on the treasury
     stock method using the period-
     end market price, if higher
     than the average market price            19,214             17,089

     Assumed conversion of 8.5%
     convertible subordinated
     debentures issued
     December 1983                            50,999             51,000
                                        --------------     ------------
       TOTAL                               1,338,303          1,315,389
                                        ==============     ============

Net Income                                $3,210,000         $3,227,000
Less:   Effect of dividend
        requirements and the change
        in the redemption
        value of redeemable
        preferred stock                     (145,000)           (29,000)

Add:   8.5% convertible subordinated
       debentures interest, net of
       income tax effect                      35,000             35,000
                                        --------------     ------------
NET EARNINGS USED IN COMPUTATION           3,100,000          3,233,000
                                        ==============     ============
Per share amount                               $2.32              $2.46
                                        ==============     ============


(1) Includes 27,273 shares and 8,628 shares for 1994 and 1993, respectively, expected to be issued pursuant to the terms of the Senior Management Incentive Plan

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